Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

April 28, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hatteras Alternative Mutual Funds Trust (the “Trust”) Post-Effective Amendment No. 91 to the Trust’s Registration Statement on Form N-1A (“PEA 91”) File Nos. 333-86348 and 811-21079

Dear Ms. Rossotto:

This correspondence responds to comments we received from you on April 15, 2016 with respect to PEA 91 to the Trust’s Registration Statement on Form N‑1A and each of the Trust’s series registered under the Securities Act of 1933. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined herein have the same meaning as in PEA 91.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)
the action of the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please revise the description of each Fund’s principal investment strategies to use plain English and avoid the use of jargon.

Response:	The Trust has reviewed the strategy disclosure for each Fund and made revisions as necessary and appropriate to ensure such disclosures utilize plain English and avoid the use of jargon. The Trust notes that the Funds are primarily marketed to other investment advisers, broker-dealers, and investors familiar with the strategies typically employed by hedge funds and the language used to describe them, and consequently, the Funds’ disclosure has been drafted to use terminology familiar to those investors, while still being understandable by less sophisticated investors.

Comment 2.
With respect to each Fund that invests in Affiliated Funds (the “Funds-of-Funds”), please explain why the name of each Affiliated Fund invested in by each Fund-of-Funds has been deleted from the strategy disclosure.

Response:	The Trust does not believe that identifying the name(s) of the specific Affiliated Fund(s) held by each Fund-of-Funds is necessary for investors to understand the nature of each Fund’s investment strategies, policies, and risks. In particular, the Trust notes that the disclosure for each Fund-of-Funds continues to identify each principal investment strategy and sub-strategy that may be employed by the applicable Affiliated Fund(s), as well as the identity of each investment sub-advisor to the Affiliated Funds. The Trust further notes that the strategy of each Fund-of-Funds does not obligate the Fund-of-Funds to invest in particular Affiliated Funds.

Additionally, the Trust and the Affiliated Funds have undergone a number of structural changes over the past year, including the reorganization of a number of Affiliated Funds and the launch of new Affiliated Funds. Consequently, naming specific Affiliated Funds used by a Fund-of-Funds would likely result in disclosure that may need to be updated multiple times during the year even if the substantive nature of the Fund does not change, and these updates could cause unnecessary investor confusion and expense.

Comment 3.	Please confirm whether active and frequent trading is a principal strategy of the Alpha Fund and if so, add appropriate strategy and risk disclosure.

Response:	The Trust confirms that active and frequent trading is not a principal strategy of the Alpha Fund and notes that the portfolio turnover rate for the Fund for the most recently ended fiscal year was 30%.

Comment 4.
Certain of the Funds-of-Funds disclose that “While the Fund may indirectly invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities, which includes restricted securities.” Please revise the disclosure to clarify whether the Fund may have exposure to illiquid assets equal to or greater than 15% of the Fund’s net assets.

Response:	The above-referenced disclosure has been revised in each place it appears to read as follows (the sentence immediately preceding such disclosure has been included unchanged for context):

The Underlying Funds may invest a substantial portion of their assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities. The Advisor generally expects that such restricted securities will be liquid at the time of their purchase, as determined by the Fund’s policies and procedures approved by the Fund’s Board of Trustees.

The Fund and each Affiliated Fund may not directly invest more than 15% of their respective net assets in illiquid securities, and the Advisor expects that the Fund will not invest, directly or indirectly, more than 15% of its net assets in illiquid securities.

Comment 5.
In the “Shares of Other Investment Companies Risks” disclosure for the Funds-of-Funds, please revise the disclosure to clarify that the Funds-of-Funds will not sell short shares of the Affiliated Funds, if true.

Response:	The first sentence of the above-referenced disclosure has been revised to read as follows: “The Fund and the Underlying Funds may invest in or sell short shares of other unaffiliated investment companies, including ETFs but excluding the Affiliated Funds, as a means to pursue their investment objectives.”

Comment 6.
With respect to the Alpha Fund and Multi-Manager Fund, please confirm whether there are any additional principal risks that should be disclosed with respect to the market neutral and event driven strategies.

Response:	The following risk disclosures have been added to the Alpha Fund and Multi-Manager Fund with respect to their investments in market neutral and event driven strategies:

•
Arbitrage Trading Risks: The principal risk associated with arbitrage investment strategies is that the underlying relationships between securities in which an Underlying Fund takes investment positions may change in an adverse manner, in which case the Underlying Fund, and consequently the Fund, may realize losses.

•
Distressed Securities Risks. Some of the risks involved with distressed securities include legal difficulties and negotiations with creditors and other claimants that are common when dealing with distressed companies. Because of the relative illiquidity of distressed debt and equity, short sales are difficult, and most funds are primarily long. Some relative value trades are possible, selling short one class of a distressed company’s capital structure and purchasing another. Among the many risks associated with distressed investing are the time lag between when an investment is made and when the value of the investment is realized and the legal and other monitoring costs that are involved in protecting the value of the shareholder’s claims.

•
Privately Negotiated Options Risks. The Fund intends to indirectly invest in privately negotiated options. Each privately negotiated option will be based on an asset or a basket of securities selected by the Underlying Fund. The counterparty to each privately negotiated option will typically be a financial institution (or an affiliate of a financial institution) that is experienced in the field of alternative investments. Upon expiration or termination of a privately negotiated option, the Underlying Fund will be entitled to a cash payment from the counterparty if the value of the asset or basket at that time is favorable to the Underlying Fund in comparison to the exercise price for the privately negotiated option. As with more traditional options, privately negotiated options will allow for the use of economic leverage. Although the Underlying Fund will not be exposed to risk of loss in excess of its payment for a privately negotiated option, the Underlying Fund, and consequently the Fund, may incur losses that are magnified by the use of leverage and the payment of fees to the counterparty. The Underlying Fund, and consequently the Fund, will also be exposed to the risk that the counterparty is unable to pay the settlement price upon the termination or expiration of a privately negotiated option.

•
REIT Risks. Investments in REITs will subject the Fund to various risks. REITs may be affected by changes in the value of the underlying property owned by the trusts. REITs are dependent upon specialized management skill, may not be diversified and are subject to the risks of financing projects. REITs also are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for the beneficial tax treatment available to REITs under the Internal Revenue Code of 1986 as amended, and to maintain exemption from the 1940 Act. As an indirect shareholder in a REIT, the Fund would bear, along with other shareholders, its pro rata portion of the REIT’s operating expenses. These expenses would be in addition to the advisory and other expenses the Fund bears directly in connection with its own operations. REITs pay dividends to their shareholders based upon available funds from operations. It is quite common for these dividends to exceed the REIT’s taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. The Affiliated Funds intend to include the gross dividends from such REITs in their distributions to shareholders and, accordingly, a portion of the distributions the Fund receives may also be characterized for tax purposes as a return of capital.

•
Special Situations Risks. The Fund may invest in Underlying Funds that use aggressive investment techniques, including seeking to benefit from “special situations,” such as mergers, reorganizations, or other unusual events expected to affect a particular issuer. There is a risk that the “special situation” might not occur or involve longer time frames than originally expected, which could have a negative impact on the price of the issuer’s securities and fail to produce gains or produce an indirect loss for the Fund.

Comment 7.	Please ensure that the broad-based securities index disclosed in the performance section for each Fund is the first index listed in the performance table, followed by any supplemental indices.

Response:	The Trust notes that the broad-based securities index and supplemental indices for certain Funds have recently changed, as described in the Prospectus. The Trust confirms that, for each Fund, the current broad-based securities index is the first index listed in the performance table, followed by any current supplemental indices and then any former broad-based securities index and supplemental indices.

Comment 8.
With respect to the Long/Short Equity Fund, please explain what “equity-related securities” are. Additionally, if derivatives are counted towards the Fund’s 80% policy, please confirm that they are counted based on their market value and not notional value.

Response:	The Fund’s 80% policy has been revised to read as follows:

The Fund’s strategy to achieve its objective is, under normal circumstances, to invest indirectly through its investment in one or more Underlying Funds, at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities that afford strategic and tactical opportunities to employ long and/or short strategies. Equity-related securities primarily include, but are not limited to, derivative instruments whose performance is linked to one or more equity securities or indices.

The Trust believes that it is appropriate to use the notional value for the types of derivative instruments principally used by the Fund, for example futures contracts. The amount a fund actually “invests” in a futures contract is the margin it deposits with the futures commission merchant. Typically, this margin “purchases” a futures position with a much larger notional amount with the return received by the fund based on the notional amount of the futures position, not the initial margin posted. Accordingly, the Trust believes that the notional amount of the contract provides a better measure of the overall economic exposure of a futures position.

Comment 9.
Certain Funds-of-Funds disclose that “By allocating its assets to Underlying Funds employing various investment styles, the Fund seeks to achieve its investment objective with less risk and lower volatility than if the Fund utilized a single manager or single strategy approach.” If a Fund-of-Funds only invests in one Underlying Fund, please confirm whether this disclosure is accurate.

Response:	The Advisor believes that the above-referenced disclosure is accurate for each Fund-of-Funds because each Fund-of-Funds either invests in multiple Affiliated Funds or primarily in one Affiliated Fund that itself employs multiple managers using multiple strategies.

Comment 10.	With respect to the Long/Short Equity Fund and Long/Short Debt Fund, please briefly describe what short trading strategies are in the principal investment strategy summary.

Response:	With respect to each Fund that sells securities short as part of its principal investment strategies, the following disclosure has been added: “Short strategies involve selling a security the seller does not own in anticipation of purchasing the same security in the future at a lower price to close the short position.”

Comment 11.	With respect to the Long/Short Equity Fund and its Long/Short Equity International sub-strategy, please disclose whether such investments include investments in emerging markets countries.

Response:	The Trust notes that the first sentence of the last paragraph of the “Principal Investment Strategies” section for the Long/Short Equity Fund currently states, “The Underlying Funds may invest in foreign securities (including those from developing countries)….” The Trust further notes that the Fund’s “Foreign Securities Risks” disclosure contains disclosure specific to the risks associated with developing countries. The Trust believes that such disclosures effectively notify investors that the Fund may have exposure to developing countries and the risks related to such investments. Consequently, the Trust respectfully declines to add additional related disclosure.

Comment 12.	With respect to the Long/Short Equity Fund and its Variable Biased Strategies sub-strategy, please revise such disclosure to use plain English.

Response:	The above-referenced paragraph has been revised to read as follows:

Variable Biased Strategies. Variable Biased strategies seek to identify individual equity securities for investing long or short, while adjusting the portfolio’s market exposure among net short, net long, and market neutral positions, as opposed to strategies that are consistently net short, net long, or neutral with respect to market exposure. Managers employing variable biased strategies may vary the portfolio’s market exposure over different market conditions, but the primary distinguishing characteristic is that the manager seeks to drive performance through adjustments to market exposures.

Comment 13.
With respect to the Long/Short Debt Fund, please confirm that the Fund will invest at least 80% of its net assets in debt securities. Please also revise the disclosure with respect to the 80% test to use a simpler sentence structure.

Response:	The Fund’s 80% policy has been revised to read as follows: “The Fund’s strategy to achieve its objective is to invest, indirectly through its investment in one or more Underlying Funds, at least 80% of its net assets (plus any borrowings for investment purposes) in long/short strategies that utilize debt and debt-related securities. Such strategies are used to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income, asset-backed and mortgage-backed securities, and derivative securities.” The Trust confirms that at least 80% of its net assets (plus any borrowings for investment purposes) will normally be invested in debt and debt-related securities.

Comment 14.
With respect to the Long/Short Debt Fund, please explain what “debt-related securities” are. Additionally, if derivatives are counted towards the Fund’s 80% policy, please confirm that they are counted based on their market value and not notional value.

Response:	The Trust notes that the last sentence of the third paragraph of the “Principal Investment Strategies” section for the Long/Short Debt Fund currently states, “Debt-related securities primarily include, but are not limited to, derivatives linked to debt instruments, such as credit-default swaps.” The Trust believes that it is appropriate to use the notional value for the types of derivative instruments principally used by the Fund for the reasons described in response to comment no. 8 above.

Comment 15.	With respect to the Long/Short Debt Fund and its Multi-Strategy/Relative Value sub-strategy, please describe the phrase “to isolate exposure to the spread” in plain English.

Response:	The phrase “to isolate exposure to the spread” has been revised to read “to gain exposure to the spread between such instruments.”

Comment 16.
With respect to the Long/Short Debt Fund and its Bank Loan Risk disclosure, please consider whether the risks associated with such loans not being securities and the delays in settling sales of such instruments are principal risks of the Fund.

Response:	The following disclosure has been added to the above-referenced risk disclosure: “Additionally, the secondary market for bank loans may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods. Bank loans may not be considered ‘securities,’ and purchasers, such as the Underlying Funds, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

Comment 17.
With respect to the Managed Futures Fund’s principal investment strategy, please describe the phrase “to capture macroeconomic trends” in plain English. Please also revise the last sentence of the first paragraph to state that the adviser intends to actively trade the portfolio.

Response:	The first paragraph of the above referenced section has been revised to read as follows:

To achieve its investment objective, the Fund allocates its assets to a “managed futures” strategy, which includes as a component, a “fixed income” sub-strategy. The managed futures strategy is intended to gain exposure, long or short, to certain macroeconomic trends in the commodities and financial futures markets (i.e., exposure to economic equity indices, interest rates, precious metals, energy markets), as opposed to exposure to specific companies or debt instruments. The fixed income strategy is intended to generate interest income and capital appreciation to add diversification to the returns generated by the Fund’s portfolio. The Fund’s investment strategy includes the active trading of the Fund’s portfolio.

Comment 18.	With respect to the Managed Futures Fund’s principal investment strategy, in the last sentence of the second paragraph, please revise the reference to “any…quality” to specifically include junk bonds.

Response:	The above-referenced paragraph has been revised to read as follows:

To achieve its investment objective, the Fund, under normal market conditions, will invest in the commodities and financial futures markets, as well as the fixed-income securities market. The investments held by the Fund as part of its managed futures strategy may include swaps, futures contracts, options on futures contracts, and currency forwards. The investments held by the Fund as part of its fixed income strategy include short-term debt instruments and shares of other investment companies (including money market mutual funds and exchange-traded funds). The Fund’s investments as a principal part of its fixed income strategy may include instruments of any maturity, duration, or credit quality (other than high yield securities).

Comment 19.
With respect to the Managed Futures Fund’s principal investment strategy and sub-strategies, please revise to use plain English and please revise to discuss the use of futures and commodities investments.

Response:	The disclosure regarding the Fund’s sub-strategies has been revised to read as follows. Please see the response to comment no. 17 above with respect to disclosure regarding the use of futures and commodities investments.

o
Managed Futures – Discretionary. The Fund may employ discretionary strategies that are primarily reliant on the evaluation of market data, relationships, and influences by the Fund’s trading advisors. These strategies employ an investment process based primarily on a top- down analysis of macroeconomic variables (i.e., factors likely to influence the overall equity market, interest rates, or certain commodities markets, as opposed to individual companies or debt instruments). Positions may be traded actively in developed and emerging markets, focusing on equity markets, interest rates/fixed income markets, or currency and commodity markets. This discretionary strategy may frequently employ “spread trades” to gain exposure to the spread between instruments identified by a trading advisor as being priced inconsistently with the trading advisor’s expected values for such instruments. Fund positions typically are based on investment themes the trading advisor expects to materialize over a particular timeframe for the theme (e.g., increasing or decreasing interest rates), which in many cases contain contrarian or volatility focused components.

o
Managed Futures – Systematic. The Fund may employ systematic strategies that implement processes typically as a function of mathematical, algorithmic, or technical models, with little or no influence by the Fund’s trading advisors. These strategies employ an investment process designed to identify opportunities in markets exhibiting certain trends or momentum across individual instruments or asset classes. These strategies typically employ quantitative processes that focus on technical patterns related to an asset, and typically focus on highly liquid instruments. These strategies generally maintain shorter holding periods than discretionary strategies.

Comment 20.	With respect to the Managed Futures Fund’s principal investment strategy and its fixed income sub-strategy, please confirm that the Fund will not invest more than 15% in private funds.

Response:	The Trust so confirms.

Comment 21.	With respect to the Managed Futures Fund’s Cayman Islands subsidiary:

a.	Please confirm whether the Subsidiary and the Fund comply on an aggregate basis with Section 8 and Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The Trust so confirms.

b.	Please disclose whether each investment advisor to the Subsidiary complies with Section 15 of the 1940 Act.

Response:	The following disclosure has been added to the Fund’s strategy section: “The Subsidiary’s Investment Advisory Agreement with the Advisor and Trading Agreement with each trading advisor meet the requirements of Section 15(a) of the 1940 Act.”

c.	Please disclose whether the Subsidiary will comply with Section 17 of the 1940 Act related to custody and transactions involving affiliates.

Response:	The Trust confirms that the Subsidiary’s custodial arrangements comply with the custody provisions of Section 17(f) of the 1940 Act and the rules thereunder as if the Subsidiary was a registered investment company. The Trust also confirms that Sections 17(a), 17(d) and 17(e) of the 1940 Act and the rules thereunder apply to the Subsidiary to the extent that the Subsidiary is an affiliated person of a registered investment company or an affiliated person thereof, or is otherwise a person covered by the limitations imposed by Section 17(a), 17(d) or 17(e) of the 1940 Act and the rules thereunder. Due to the technical nature of the requested disclosure, the Trust has provided these supplemental responses in lieu of making the corresponding disclosure changes.

d. Please disclose the Subsidiary’s custodian.

Response:	U.S. Bank National Association is the custodian of the Fund and the Subsidiary. The requested change has been made.

e.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response:	The Trust confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

f.	Please confirm supplementally that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table.

Response:	The Trust confirms that the Subsidiary’s fees and expenses are consolidated with the Fund’s fees and expenses reported in the prospectus fee and expense table.

g.	Please confirm supplementally that the Subsidiary and the Subsidiary’s board of directors have agreed to designate an agent for service of process in the United States.

Response:	The Trust confirms that the Subsidiary will designate an agent for service of process in the United States.

h.	Please confirm supplementally that the Subsidiary will comply with the books and records requirements of the 1940 Act and will consent to inspection by the staff of the Commission.

Response:	The Trust confirms that, although the Subsidiary is not an investment company, the Subsidiary intends to voluntarily meet the requirements of the 1940 Act cited above and intends to agree to inspection of its books and records by the staff of the Commission.

Comment 22.	Please explain why the Trust uses the terms “Trading Advisor” and “Trading Account” and consider using terms more familiar to investors such as “sub-advisor”.

Response:	The Trust uses the term “Trading Advisor” to describe each firm that is responsible for the Managed Futures Fund’s Managed Futures strategy because each such firm is registered as a commodity trading advisor and not necessarily as an investment advisor. The Trust believes referring to such firms as investment advisors or investment sub-advisors could mislead investors to believe that such firms are registered with the Commission under and subject to the Investment Advisers Act of 1940 and regulations adopted thereunder. The Trust further notes that it has used such term in the Fund’s prospectus since the Fund’s inception. The Trust similarly uses the term “Trading Account” to refer to portions of the Fund’s portfolio managed by each Trading Advisor. The Trust does not believe such terms cause confusion for investors and consequently, respectfully declines to change them at this time.

Comment 23.
With respect to the Managed Futures Fund’s principal investment strategy, if the Fund will sell credit default swap protection, please confirm that the Fund will cover such obligations to the full notional amount of the swap.

Response:	The Trust so confirms.

Comment 24.	Where applicable, please consider renaming the “Industry Concentration Risks” to avoid confusion with the Fund’s industry concentration investment restriction.

Response:	The “Industry Concentration Risks” disclosure has been renamed “Commodities Focus Risks.”

Comment 25.	Please explain why the disclosure regarding CFTC Rule 4.5 is not included for the Managed Futures Fund.

Response:	The CFTC Rule 4.5 disclosure has not been included for the Managed Futures Fund because such Fund does not qualify for the exclusion from the definition of a commodity pool operator by virtue of its investments in commodity interests and holding itself out as a managed futures fund.

Comment 26.	With respect to the Market Neutral Fund and footnote 2 to its fee table, please confirm whether the footnote will be removed in the definitive form of the prospectus.

Response:	The Trust confirms that footnote 2 will be included in the definitive form of the prospectus. The Trust notes that the Fund commenced operations on June 30, 2015, and consequently, its most recent financial statements are for a six month period. The Trust further notes that Form N-1A defines a “New Fund” as a "a Fund that does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the Fund’s initial fiscal year reporting operating results for a period of 6 months or less” (emphasis added). Because the Fund is a “New Fund,” only the one and three year expense examples will be disclosed.

Comment 27.	With respect to the Market Neutral Fund and its principal strategy, if the Fund will invest in emerging markets securities, please disclose such fact and applicable risks.

Response:	The first sentence of the Fund’s principal investment strategy has been revised to read as follows: “To achieve its investment objective, the Fund, under normal market conditions, will primarily invest in U.S. and foreign equity securities (including those in developing countries).” The Trust notes that the Fund’s “Foreign Securities Risks” disclosure currently contains disclosure specific to the risks associated with developing countries. The Trust believes that, together, such disclosures effectively notify investors that the Fund may have exposure to developing countries and the risks related to such investments. Consequently, the Trust respectfully declines to add additional related risk disclosure.

Comment 28.	With respect to the Market Neutral Fund and its principal strategy, if the Fund will invest in contingent convertible securities, please disclose that fact and the applicable risks.

Response:	The Trust confirms that the Fund will not invest in contingent convertible securities as part of its principal strategy.

Comment 29.
With respect to the Market Neutral Fund, if the Fund will invest in privately negotiated options, please confirm whether there are any risks specific to privately negotiated options that should be disclosed.

Response:	The Trust notes that the Fund may invest in privately negotiated options as part of its principal investment strategy. The Trust further notes that the risk disclosure entitled “Options and Futures Risk” already contains disclosure with respect to the risks applicable to privately negotiated options. Consequently, the Trust respectfully declines to add additional risk disclosure.

Comment 30.
With respect to the Market Neutral Fund, if the Fund will invest in preferred, convertible preferred, or convertible securities, please confirm whether there are any risks specific to such instruments that should be disclosed.

Response:	The Trust confirms that there are no undisclosed risks associated with investments in preferred, convertible preferred, or convertible securities that are principal to the Fund. As a result, the Trust respectfully declines to add additional risk disclosure.

Comment 31.
With respect to the Market Neutral Fund, if the Fund will invest in futures contracts, please confirm whether there are any risks applicable to only certain types of futures contracts that should be disclosed.

Response:	The Trust confirms that there are no undisclosed risks associated with the types of futures contracts disclosed in the Fund’s principal investment strategy that are principal to the Fund. As a result, the Trust respectfully declines to add additional risk disclosure.

Comment 32.	With respect to the Market Neutral Fund, please disclose the year of inception with respect to the portfolio managers.

Response:	The requested change has been made.

Comment 33.	With respect to the Multi-Manager Fund, please explain why other expenses and acquired fund fees and expenses are estimated for Class A and Class C.

Response:	Other expenses and acquired fund fees and expenses are estimated for Class A and Class C because such classes had not yet commenced operations as of December 31, 2015. The Fund’s expense examples will continue to be disclosed for the 1, 3, 5, and 10 year periods because the Fund does not qualify as a “New Fund” under Instruction 6 to Item 3 of Form N-1A.

Comment 34.	With respect to the Multi-Manager Fund, please consider relocating the first sentence under “Swap Agreement Risk” to the strategy section.

Response:	The Trust notes that the above-referenced sentence already exists as the first sentence of the last paragraph of the Fund’s principal investment strategy section. Consequently, no additional revisions have been made.

Comment 35.	With respect to the Disciplined Opportunity Fund, please confirm that the expense limitation is only reflected in the first year of the expense examples.

Response:	The Trust so confirms.

Comment 36.	With respect to the Disciplined Opportunity Fund and its principal strategy, please add disclosure describing what put and call options are.

Response:	The following disclosure has been added to the strategy section: “A call option gives the purchaser of the call option, in return for a premium paid, the right to buy, and the writer (seller) of the call option the obligation to sell, the security underlying the option at a specified exercise price within a specified time frame. A put option gives the purchaser of the put option, in return for a premium paid, the right to sell, and the writer (seller) of the put option the obligation to buy, the underlying security of the put option at a specified price within a specified time frame.”

Comment 37.
With respect to the Disciplined Opportunity Fund, please revise the Derivative Securities Risk disclosure to specifically discuss options. Please also consider replacing the reference to “a large potential impact” to read “can be substantial” as the former may be understated.

Response:	The Trust notes that the “Principal Risks of Investing in the Fund” section for the Disciplined Opportunity Fund already contains a “FLEX Options Risk” disclosure regarding the principal risks associated with the type of options utilized by the Fund. The Trust further notes that all of the disclosure under “Derivative Securities Risk” is applicable to the derivative instruments used by the Fund. Additionally, the Trust believes that modifying the Derivative Securities Risk disclosure to pertain specifically to FLEX options would make it more difficult for investors to compare the risks of the Funds because the Derivative Securities Risk disclosure would be identical for each Fund except the Disciplined Opportunity Fund. However, in each place that it appears, such risk disclosure has been modified to replace “large potential impact” with “substantial impact.”

Comment 38.	With respect to the Disciplined Opportunity Fund, please revise the Market Risk disclosure to avoid implying that the Fund invests in individual equity securities.

Response:	The phrase “equity securities and other investments” has been replaced with “ETF shares and other investments” in the above-referenced disclosure.

Comment 39.	In the Item 9 disclosure for the Alpha Fund, under “Other Investment Strategies,” please move the last sentence earlier in the paragraph.

Response:	The requested change has been made.

Comment 40.
In the Item 9 disclosure for the Long/Short Equity Fund and its Generalist sub-strategy, please revise the phrase “concentrations of market capitalizations and valuation ranges” to avoid confusion with industry concentration restrictions.

Response:	The word “concentrations” has been replaced with “diversity” in the above-referenced disclosure.

Comment 41.	In the Item 9 disclosure for the Long/Short Debt Fund, please explain what “duration” is.

Response:	The following disclosure has been added to the above-referenced section: “Duration is a measure of interest rate risk using the expected life of a debt security. Duration incorporates a bond’s yield, coupon interest payments, final maturity, call and put features, and prepayment exposure into one measure, with a higher duration indicating greater sensitivity to interest rates.”

Comment 42.	With respect to the Item 9 disclosure for the Market Neutral Fund, please confirm whether there is any additional information about the Fund’s strategies to disclose.

Response:	The Trust has reviewed the Fund’s disclosure and determined that the existing disclosure for the Fund effectively communicates the Fund’s strategy to investors. Consequently, the Trust respectfully declines to add additional strategy disclosure.

Comment 43.
With respect to the Item 9 disclosure for the Disciplined Opportunity Fund, please relocate the first sentence of the sixth paragraph to the applicable risk disclosure. Additionally, please relocate the penultimate paragraph in such section to the applicable risk disclosure.

Response:	The first sentence of the sixth paragraph has been relocated to the applicable risk disclosure. The penultimate paragraph in the above-referenced section has been deleted, as over-the-counter options are not part of the Fund’s principal investment strategy.

Comment 44.	With respect to the Item 9 disclosure for Additional Investment Risks, please clarify that such risks are non-principal.

Response:	The first sentence of the above-referenced section has been revised to refer to “additional non-principal risks…” (underlined portion added).

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 45.
With respect to the Managed Futures Fund’s and Market Neutral Fund’s investment restriction for industry concentration, please explain whether item (c) would permit the Fund to invest more than 25% in the group of industries noted in the restriction disclosure. Please also acknowledge that the Fund will consider revising such policy and seeking shareholder approval for such change at the next practicable opportunity for the Fund.

Response:	The Trust interprets the above-referenced investment restriction to mean that instruments whose performance is tied to an underlying reference index or asset, such as structured notes, are assigned to an industry based on the industry applicable to such reference index or asset, rather than the industry of their issuer. To help clarify this interpretation, the following disclosure has been added following the investment restrictions disclosure:

With respect to each Fund’s fundamental investment policy relating to concentration of investments, the following is an interpretation of such policy, which may be revised without shareholder approval, consistent with current laws and regulations as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time. Each Fund will treat instruments whose performance is tied to an underlying reference index or asset, such as structured notes, as being part of the industry applicable to such underlying reference index or asset, rather than the industry of their issuer. Such instruments are commonly issued by companies in certain industries within the financial services sector, such as the banking, brokerage, and insurance industries. Under the Trust’s interpretation of each Fund’s fundamental investment policy relating to concentration of investments, a Fund that invests more than 25% of its total assets in instruments whose performance is tied to an underlying reference index or asset will not be deemed by the Trust to concentrate in the banking, brokerage, or insurance industries, solely by reason of such instruments having been issued by companies in such industries.

The Trust believes that the treatment of instruments whose performance is tied to an underlying reference index or asset, such as structured notes, as being part of the industry applicable to such reference index or asset, rather than the industry of their issuer is a reasonable interpretation and application of each Fund’s fundamental investment policy relating to concentration of investments and in line with how investors would expect such instruments to be treated. Because the Trust does not believe that the concentration policy of the Managed Futures Fund and Market Neutral Fund is misleading or likely to cause investor confusion, the Trust respectfully declines to change such policies or solicit shareholder approval in the future to do so.

Comment 46.	With respect to the Disciplined Opportunity Fund’s investment restriction number 7, please explain the references to a “Reference Index.”

Response:	The above-referenced disclosure inadvertently included the concentration policy for a different fund that was previously included in a combined SAI with the Disciplined Opportunity Fund. The correct disclosure, which appears below, has been added to the Fund’s SAI:

(7) Concentrate its investments (i.e., invest 25% or more of its total assets in the securities of a particular industry or group of industries). For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Comment 47.	With respect to the disclosure of other accounts managed by each portfolio manager, please emphasize the distinction between accounts that do and do not charge a performance-based management fee.

Response:	The Trust has replaced the tables of other accounts that charge a performance-based management fee with the following disclosure: “As of December 31, 2015, none of the Trust’s portfolio managers had day-to-day management responsibilities with respect to accounts for which the advisory fee is based on account performance.” The Trust believes that such disclosure is appropriate given that there are no accounts with performance-based management fees to disclose.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust